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                                                                Exhibit 99(i)(4)


                IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE
                          IN AND FOR NEW CASTLE COUNTY

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BILL GANEM,
                                        :
                           Plaintiff,           Civil Action No.
                                        :
             -against-
                                        :
THOMAS S. BEGEL, ANDREW M.
WELLER, R. PHILIP SILVER, FRANCIS A.    :       CLASS ACTION COMPLAINT
STROBLE, CAMILLO SANTOMERO, and
TRANSPORTATION TECHNOLOGIES             :
INDUSTRIES, INC.,
                                        :
                           Defendants.
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                  Plaintiff, by his attorneys, alleges the following upon
information and belief, except for those allegations which pertain to plaintiff, which allegations are based upon personal knowledge:

                  1. This action arises out of an unlawful scheme and plan by a group, led by Thomas S. Begel, Chairman of the Board of Directors and Chief Executive Officer of Transportation Technologies Industries, Incorporated ("TTII" or the "Company"), Andrew M. Weller, TTII's Executive Vice President and Chief Financial Officer, and other senior members of TTII's management (hereinafter referred to collectively as the "TTII Management Buyout Group" or the "Management Group") to acquire the remaining public shares of TTII in a going-private transaction for grossly inadequate


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consideration and in breach of defendants' fiduciary duties. Plaintiff alleges that he and the other public stockholders of TTII common stock are entitled to enjoin the proposed transaction, or alternatively, recover damages in the event the transaction is consummated.

                                   THE PARTIES

                  2. Plaintiff is and at all relevant times was the owner of TTII common stock.

                  3. Defendant TTII is a corporation organized and existing under the laws of the State of Delaware with its principal executive offices located at 980 North Michigan Avenue, Suite 1000, Chicago, IL 60611. TTII manufactures components for heavy-duty and medium-duty trucks and buses.

                  4. Defendant Thomas M. Begel ("Begel") is and was at all times relevant hereto, Chairman of the Board of Directors and Chief Executive Officer of the Company. Begel owns approximately 4% of the Company's common stock.

                  5. Defendant Andrew M. Weller ("Weller") is TTII's Executive Vice President and Chief Financial Officer and a director of the Company.

                  6. Defendants Francis A. Stroble, R. Philip Silver, and Camillo Santomero are directors of the Company.

                  7. The foregoing individual defendants (collectively the "Individual Defendants") as officers and/or directors of the Company, and/or as significant sharehold-



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ers of the Company owe fiduciary duties of good faith, loyalty, fair dealing, due care, and candor to plaintiff and the other members of the Class (as defined below).

                            CLASS ACTION ALLEGATIONS

                  8. Plaintiff brings this action pursuant to Rule 23 of the Rules of this Court, on behalf of himself and all other stockholders of the Company and their succes sors in interest, who are or will be threatened with injury arising from defendants' actions (the "Class"). Excluded from the Class are the defendants herein, members of their immediate families, any subsidiary, firm, trust, corporation, or other entity related to or affiliated with any of the defendants.

                  9. This action is properly maintainable as a class action for the following reasons:

                           (a) the Class is so numerous that joinder of all
members is impracticable. While the exact number of Class members is unknown to plaintiff at this time and can only be ascertained through appropriate discovery, there are approximately 10.29 million shares of TTII's common stock outstanding, held by hundreds of sharehold ers of record. The holders of these shares are believed to be geographically dispersed throughout the United States. TTII common stock is listed and actively traded on the NASDAQ National Market System.;

                           (b) there are questions of law and fact which are
common to members of the Class, including, INTER ALIA, the following:


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                                    (i) whether defendants have engaged and are
continuing to engage in a plan and scheme to benefit the TTII Management Buyout Group at the expense of the members of the Class;

                                    (ii) whether the Individual Defendants, as
directors and/or officers of the Company and/or as significant shareholders of the Company, have breached their fiduciary duties owed to plaintiff and the other members of the Class, including their duties of entire fairness, loyalty, due care, and candor;

                                    (iii) whether defendants have disclosed all
material facts in connection with the challenged transaction; and

                                    (iv) whether plaintiff and the other members
of the Class would be irreparably damaged were defendants not enjoined from the conduct described herein;

                           (c) the claims of plaintiff are typical of the claims
of the other members of the Class and plaintiff has no interest that is adverse or antagonistic to the interests of the Class;

                           (d) the plaintiff is committed to prosecuting this
action and has retained counsel competent and experienced in litigation of this nature. Plaintiff is an adequate representative of the Class and will fairly and adequately protect the interests of the Class.


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                  10. The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications with respect to individual members of the Class which would establish incompatible standards of conduct for defendants, or adjudications with respect to individual members of the Class which would as a practical matter be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests.

                  11. The defendants have acted, or refused to act, on grounds generally applicable to, and causing injury to, the Class and, therefore, preliminary and final injunctive relief on behalf of the Class as a whole is appropriate.

                             SUBSTANTIVE ALLEGATIONS

                  12. On December 14, 1999, TTII announced that Begel, Weller, and other members of senior management of the Company had proposed to acquire the remaining public shares of TTII that they did not already own, for $20 per share in cash (the "Buyout Transaction"). The Buyout Group has secured financing for this deal through numerous financial institutions which have provided them with executed commitment letters providing for all the debt necessary to finance the transaction.

                  13. The purpose of the Buyout Transaction is to enable the TTII Management Buyout Group to acquire one hundred percent (100%) equity ownership of TTII and its valuable assets for its own benefit at the expense of TTII's public stockhold




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ers who will be deprived of their equity investment and the benefits thereof including, among other things, the expected growth in the Company's profitability.

                  14. The Buyout Transaction is the product of unfair dealing, and the price of $20 per share to be paid to Class members is unfair and inadequate because, among other things:

                           (a) the announcement of the proposed Buyout
Transaction was made when the Company was poised for significant future growth and earnings. Analysts covering the stock give it very favorable ratings, including a "buy" rating from Friedman, Billings, and a "strong buy" rating from U.S. Bancorp - Piper Jaffrey;

                           (b) the TTII Management Buyout Group timed the
announcement of the Buyout Transaction to place an artificial lid or cap on the market price for TTII's stock to enable itself to acquire the stock at the lowest possible price;

                           (c) Although the Buyout Price of $20 per share
represents a premium over the market price on the day prior to the announcement of the Buyout Transaction, this is not reflective of the Company's true market value, considering that as recently as September 1999 the Company's stock was trading at nearly the $20 per share Buyout Price.

                  15. By reason of defendants' positions with TTII, defendants are in possession of non-public information concerning the financial condition and prospects of TTII, and especially the true value and expected increased future value of TTII and its


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assets, which they have not disclosed to TTII's public stockholders. Such undisclosed information is of critical importance to Class members in evaluating the transaction.

                  16. While the TTII Management Buyout Group is intent on paying the lowest buyout price to Class members, the defendants are duty-bound to maximize shareholder value. The defendants have clear and material conflicts of interest and are acting to better the interests of the Management Group at the expense of the TTII public shareholders.

                  17. The proposed Buyout Transaction is wrongful, unfair and harmful to TTII's public stockholders, and represents an effort by the TTII Management Buyout Group to aggrandize their own financial position and interests at the expense of and to the detriment of Class members. The Buyout Transaction is an attempt to deny plaintiff and the other members of the Class their right to share proportionately in the true value of TTII's valuable assets and future growth in profits, earnings and dividends, while usurping the same for the benefit of the Management Group on unfair and inadequate terms.

                  18. Defendants have breached and are breaching their fiduciary duties to the members of the Class in that they have failed to disclose the material non-public information in their possession as to the value of TTII's assets, the full extent of the future earnings potential of TTII and its expected increase in profitability.


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                  19. As a result of defendants' unlawful actions, plaintiff and the other members of the Class will be damaged in that they will not receive their fair portion of the value of TTII's assets and business and will be prevented from obtaining the real value of their equity ownership of the Company.

                  20. Unless the proposed Buyout Transaction is enjoined by the Court, defendants will continue to breach their fiduciary duties owed to the plaintiff and the members of the Class, will not engage in arm's-length negotiations on the terms of the transaction, and will consummate and close the transaction complained of and succeed in their plan described above, all to the irreparable harm of the members of the Class.

                  21. Plaintiff and the other members of the Class have no adequate remedy at law.

                  WHEREFORE, plaintiff demands judgment as follows:

                           (a) declaring this action to be a proper class action
and certifying plaintiff as the representative of the Class;

                           (b) ordering defendants to carry out their fiduciary
duties to plaintiff and the other members of the Class, including the duties of care, loyalty, candor and fair dealing;

                           (c) granting preliminary and permanent injunctive
relief against the consummation of the Buyout Transaction as described herein;


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                           (d) in the event the Buyout Transaction is
consummated, rescinding the Buyout Transaction effected by defendants or awarding rescissory damages to the Class;

                           (e) ordering defendants, jointly and severally, to
account to plaintiff and other members of the Class for all damages suffered and to be suffered by them as the result of the acts and transactions alleged herein;

                           (f) awarding plaintiff the costs and disbursements of
the action including allowances for plaintiff's reasonable attorneys' and experts' fees; and

                           (g) granting such other and further relief as the
Court may deem just and proper.

Dated:   December 15, 1999

                                               ROSENTHAL, MONHAIT, GROSS
                                                 & GODDESS, P.A.

                                               By: /s/
                                                  ----------------------------
                                               Suite 1401, Mellon Bank Center
                                               PO Box 1070
                                               Wilmington, Delaware 19899
                                               Attorneys for Plaintiff

OF COUNSEL:

WOLF POPPER LLP
845 Third Avenue
New York, New York  10022
(212)  759-4600


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